UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               AMENDMENT NO. 11
                                      TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              CENTER TRUST, INC.
               (formerly, Center Trust Retail Properties, Inc.;
                 formerly, Alexander Haagen Properties, Inc.)
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   40443E100
                                (CUSIP Number)


      Scott D. Hoffman, Esq.               Marjorie L. Reifenberg, Esq.
     Lazard Freres & Co. LLC        Lazard Freres Real Estate Investors L.L.C.
       30 Rockefeller Plaza             LF Strategic Realty Investors L.P.
        New York, NY 10020                Prometheus Western Retail Trust
          (212) 632-6000                 Prometheus Western Retail, L.L.C.
                                               30 Rockefeller Plaza
                                                New York, NY  10020
                                                   (212) 632-6000
                                with a copy to:

                               Mario Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 17, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
                        (Continued on following pages)

                                 SCHEDULE 13D


CUSIP No.  40443E100                           Page   3    of   24   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lazard Freres Real Estate Investors L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

              7   SOLE VOTING POWER
  NUMBER OF
   SHARES         15,666,666
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          15,666,666
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,666,666

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%
14   TYPE OF REPORTING PERSON

     OO

                                 SCHEDULE 13D


CUSIP No.  40443E100                           Page   5    of   24   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lazard Freres Real Estate Investors L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          15,666,666
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          15,666,666
   WITH
             10   SHARED DISPOSITIVE POWER

                  None
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,666,666

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%
14   TYPE OF REPORTING PERSON

     OO

                                 SCHEDULE 13D


CUSIP No.  40443E100                           Page   7    of   24   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LF Strategic Realty Investors L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          15,666,666
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          15,666,666
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,666,666

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%
14   TYPE OF REPORTING PERSON

     PN  (limited partnership)

                                 SCHEDULE 13D


CUSIP No.  40443E100                           Page   9    of   24   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prometheus Western Retail Trust
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          15,666,666
BENEFICIAL    8   SHARED VOTING POWER
 LY OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          15,666,666
   WITH
             10   SHARED DISPOSITIVE POWER

                  None
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,666,666

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%
14   TYPE OF REPORTING PERSON

     OO

                                 SCHEDULE 13D


CUSIP No.  40443E100                           Page   11    of   24   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prometheus Western Retail, LLC
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /X/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS

     OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          15,666,666
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            None
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          15,666,666
   WITH
             10   SHARED DISPOSITIVE POWER

                  None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,666,666

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.9%

14   TYPE OF REPORTING PERSON

     OO

          This Amendment No. 11, dated November 17, 1999, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Prometheus Western Retail Trust, a Maryland real estate investment trust ("Trust"), and Prometheus Western Retail, L.L.C., a Delaware limited liability company ("Prometheus", and together with Lazard, LFREI, LF Realty, and Trust, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated June 10, 1997, as amended, filed by Prometheus and LF Realty (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

Item 2.        Identity and Background

          (a), (b), (c) and (f). Lazard joins the other Reporting Persons in filing this Statement. Lazard continues to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Statement. The principal business office of Lazard is 30 Rockefeller Plaza, New York, New York, 10020. Lazard, a New York limited liability company, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. The name, business address and principal occupation or employment of the persons that could be viewed as controlling Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein.

          The name, business address and principal occupation or employment of the executive officers of LFREI and Trust are set forth on Schedule 2 hereto and are incorporated by reference herein. Each executive officer listed on Schedule 2 is a citizen of the United States.

          (d) and (e). During the last five years, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed on Schedules 1 or 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction

          Prometheus may contemplate from time to time the disposition of all or a portion of the securities described in this Statement subject to any applicable contractual limitations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As previously reported in Amendment No. 10 to the Schedule 13D dated June 10, 1997, Prometheus, Merrill Lynch International ("MLI") and Merrill Lynch International Bank Limited ("MLIB") entered into a facility agreement dated May 27, 1998 (as amended June 30, 1999) (the "Old Facility"), in connection with which shares of common stock, par value $0.01 per share, of Center Trust Inc. (the "Common Stock") owned by Prometheus were pledged as security and deposited into a collateral account set up by MLI (the "Old Collateral Account").

          As discussed below, 13,166,666 shares of Common Stock owned by Prometheus have been pledged as collateral under a credit facility certain of the proceeds of which were used, together with cash on hand, to repay the Old Facility.

          Pursuant to the terms of a facility letter, an amendment thereto, and the terms sheet thereto, dated November 17, 1999 (the "Facility"), as of November 17, 1999 a credit facility was made available by MLI to Prometheus, Commonwealth Atlantic Properties Investors Trust, a Maryland real estate investment trust ("CAPIT"), and Prometheus Investment Holding Corp., a Delaware corporation ("PIHC", and together with Prometheus and CAPIT, the "Borrowers"), jointly and severally as co-borrowers. In accordance with the terms of the Facility, LF Realty and Prometheus AAPT Holdings, L.L.C., a Delaware limited liability company ("Holdings", and together with the LF Realty, the "Guarantors," and together with the Borrowers and LF Realty, the "Obligors") entered into a Collateralised Guarantee with MLI (the "Collateralised Guarantee") on November 17, 1999 pursuant to which the Guarantors became co-guarantors jointly and severally of the obligations of the Borrowers arising under the Facility. The total amount available to the Borrowers under the Facility is $44,000,000.

          Certain of the proceeds of the Facility were used, together with cash on hand, to repay the Old Facility. In accordance with the terms of the Facility, Prometheus, LF Realty, and Holdings (together, the "Pledgors") also entered into a Custodian Agreement with MLI (the "Custodian Agreement") on November 17, 1999. Pursuant to the terms of the Custodian Agreement and as contemplated by the Facility, MLI set up a collateral account (the
"Collateral Account") to hold 13,166,666 shares of Common Stock owned by Prometheus and certain other securities owned by LF Realty and Holdings. On November 17, 1999, (i) in connection with the repayment of the Old Facility, MLI released from the Old Collateral Account the 13,406,434 shares of Common Stock then held therein and (ii) the Pledgors deposited 13,166,666 shares of Common Stock into the Collateral Account. Under the terms of the Custodian Agreement, upon the receipt of specific instructions from the Pledgors, MLI may, if applicable, exercise voting rights with respect to or sell the securities, including the shares of Common Stock, deposited with MLI. MLI has a general lien on all securities, including shares of Common Stock, held by it as security for the obligations of the Pledgors under the Custodian Agreement for amounts becoming due or owing for safekeeping and administration. If the Pledgors fail to discharge any of their obligations under the Custodian Agreement when due, MLI is entitled to sell the securities, including the shares of Common Stock, held by it and apply the proceeds of such sale towards the discharge of such obligations.

          Pursuant to the terms of the Facility, the Obligors have pledged in favor of MLI all of Obligors' right, title and interest in and to the securities, including the 13,166,666 shares of Common Stock, held in the Collateral Account, and all dividends, distributions and interest on and other proceeds of such securities. During the term of the Facility and until the Obligors' obligations under the Facility have been paid in full (i) none of the monies from time to time standing to the credit of the Collateral Account may be withdrawn, assigned or otherwise disposed of or encumbered except with MLI's prior written consent or as otherwise specifically provided in the Facility, (ii) the Obligors may not create or have outstanding any call option, pledge, assignment, transfer, hypothecation, mortgage, charge, encumbrance, security interest or lien on or affecting any of the securities, including the 13,166,666 shares of Common Stock, credited to the Collateral Account except with MLI's prior written consent or as contemplated by the Facility or the Custodian Agreement, (iii) the 13,166,666 shares of Common Stock may not be released and (iv) the loan amounts outstanding under the Facility will become due upon the sale of the 13,166,666 shares of Common Stock.

          All references to the Facility, the Collateralised Guarantee and the Custodian Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached hereto as Exhibits 2, 3, 4 and 5 and are incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1   Joint Filing Agreement.

          Exhibit 2 Letter and Terms Sheet Agreement dated as of November 17, 1999, among Prometheus, CAPIT, PIHC, LF Realty, Holdings, MLI and MLIB.

          Exhibit 3   Amendment to the Letter and Terms Sheet Agreement.

          Exhibit 4 Collateralised Guarantee dated as of November 17, 1999 among the Guarantors and MLI.

          Exhibit 5 Custodian Agreement dated as of November 17, 1999, among the Pledgors and MLI.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES & CO. LLC


                              By: /s/ Scott D. Hoffman
                                  Name:   Scott D. Hoffman
                                  Title:  Managing Director



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES REAL ESTATE INVESTORS
                                     L.L.C.


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Chief Financial Officer



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LF STRATEGIC REALTY INVESTORS L.P.

                              By: Lazard Freres Real Estate Investors
                                     L.L.C., as general partner


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Chief Financial Officer

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS WESTERN RETAIL TRUST


                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President
                                          and Chief Financial Officer

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS WESTERN RETAIL, L.L.C.

                              By:  Prometheus Western Retail Trust,
                                       its sole member

                              By: /s/ John A. Moore
                                  Name:   John A. Moore
                                  Title:  Vice President
                                          and Chief Financial Officer

                                  SCHEDULE 1

         Set forth below are the names and positions of each person that could be viewed as controlling Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each person controlling Lazard Freres
& Co. LLC is general member of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co. LLC), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as general members of Lazard Freres & Co. LLC.

                              Business Address and
                              Principal Occupation
Name of Controlling Person    (if other than as indicated above)  Citizenship
--------------------------    ----------------------------------  -----------

Michel A. David-Weill                                             France

John C. Adams                 Lazard Freres & Co. LLC
                              200 West Madison
                              Suite 2200
                              Chicago, IL  60606

Eileen D. Alexanderson

William R. Araskog

Robert A. Baer, Jr.

F. Harlan Batrus

Gerardo Braggiotti            Lazard  Freres & Cie.               Italy
                              121 Boulevard Haussmann
                              75382 Paris Cedex 08 France

Patrick J. Callahan, Jr.      Lazard Freres & Co. LLC
                              200 West Madison
                              Suite 2200
                              Chicago, IL  60606

John V. Doyle

Thomas F. Dunn

Norman Eig

                              Business Address and
                              Principal Occupation
Name of Controlling Person    (if other than as indicated above)  Citizenship
--------------------------    ----------------------------------  -----------

Richard P. Emerson

Peter R. Ezersky

Eli H. Fink

Jonathan F. Foster

Albert H. Garner

James S. Gold

Steven J. Golub

Robert L. Goodman

Herbert W. Gullquist

Thomas R. Haack

Paul J. Haigney

Ira O. Handler

Yasushi Hatakeyama                                                Japan

Melvin L. Heineman

Scott D. Hoffman

Robert E. Hougie                                                  United
                                                                  Kingdom

Kenneth M. Jacobs

James L. Kempner

Lee O. Kraus, Jr.

Sandra A. Lamb

Robert C. Larson

William R. Loomis, Jr.

                              Business Address and
                              Principal Occupation
Name of Controlling Person    (if other than as indicated above)  Citizenship
--------------------------    ----------------------------------  -----------

J. Robert Lovejoy

Matthew J. Lustig

Thomas E. Lynch

Mark T. McMaster

Michael G. Medzigian

Richard W. Moore, Jr.

Robert P. Morgenthau

Steven J. Niemczyk

James A. Paduano

Louis Perlmutter

Russell E. Planitzer

Steven L. Rattner

John R. Reinsberg

L. Gregory Rice

Barry W. Ridings

Luis E. Rinaldini                                                 United
                                                                  Kingdom

Bruno M. Roger            Lazard Capital Markets                  France
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Michael S. Rome

Stephen H. Sands

Frank A. Savage

                              Business Address and
                              Principal Occupation
Name of Controlling Person    (if other than as indicated above)  Citizenship
--------------------------    ----------------------------------  -----------

Gary S. Shedlin

David A. Tanner

David L. Tashjian

J. Mikesell Thomas            Lazard Freres & Co. LLC
                              200 West Madison
                              Suite 2200
                              Chicago, IL  60606

Michael P. Triguboff          Lazard Asset Management             Australia
                                  Pacific Co.
                              Level 39
                              Gateway
                              1 Macquarie Place
                              Sydney NSW 2000
                              Australia

Donald A. Wagner

Ali E. Wambold

Michael A. Weinstock

Antonio F. Weiss

Alexander E. Zagoreos

                                  SCHEDULE 2

           The business address for each of the following persons is 30 Rockefeller Plaza, New York, NY 10020.

       Executive Officers of Lazard Freres Real Estate Investors L.L.C.

Name of Officer                        Present and Principal Occupation
---------------                        --------------------------------

Robert C. Larson                                   Chariman

Michael G. Medzigian                 President and Chief Executive Officer

Mark S. Ticotin                             Chief Operating Officer

John A. Moore                        Principal and Chief Financial Officer

Douglas T. Healy                                   Principal

Marjorie L. Reifenberg                    Principal, General Counsel
                                                 and Secretary

Henry C. Herms                                    Controller

             Executive Officers of Prometheus Western Retail Trust

Name of Officer                        Present and Principal Occupation
---------------                        --------------------------------

Michael G. Medzigian                               President

Mark S. Ticotin                                 Vice President

John A. Moore                     Vice President and Chief Financial Officer

Marjorie L. Reifenberg                             Secretary

Henry C. Herms                                     Treasurer


































                                     -24-